FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a- 16 or 15d- 16 of the Securities Exchange Act of 1934

For the month of October, 2002

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]       No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG and BAKER ATLAS combine forces in borehole seismic

Paris, October 16th 2002,

Compagnie Générale de Géophysique (CGG, NYSE: GGY, SRD: 12016) announced today that it has signed a letter of intent with Baker Atlas, a division of Baker Hughes Incorporated, to sell CGG’s borehole seismic data acquisition business and to form a venture with Baker Atlas for the processing and interpretation of borehole seismic data. This transaction would bring together the businesses of two leading providers of borehole seismic services.

CGG’s borehole seismic acquisition capability would be positioned within Baker Atlas’ existing product portfolio, complementing Baker Atlas’ acquisition capability with CGG’s wide portfolio of downhole borehole seismic acquisition instrumentation. This portfolio includes project specific instrumentation, such as high data rate and high frequency multi level tools (CGG’s SST 500™), and slim-hole multi level receivers (CGG’s MSR-600), which would be offered in conjunction with Baker Atlas’ current general use Multi Level Receiver (MLR) technology.

Borehole seismic data acquisition services are a natural fit within a traditional wireline company because of the associated wellsite logistics and wireline instrument conveyance, and because of the fact that borehole seismic services are often tendered as part of general formation evaluation requirements.

CGG and Baker Atlas expect their venture in borehole seismic data processing and interpretation to offer an improvement to currently available processing and analysis of borehole seismic data by providing specialty, “boutique”-style processing. This approach is dedicated to processing, development and interpretation applications with a closer link to the end user – the geophysical industry. The venture’s two primary processing centers would be located in London and in Houston within CGG’s existing processing facilities. These locations would be supported by Baker Atlas’ worldwide network of local geoscience centers.

The transaction is anticipated to be closed before year end.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts :	Christophe PETTENATI-AUZIERE (33) 1 64 47 36 75
Email :	invrel@cgg.com
Internet :	www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : October 16th 2002	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /

*Print the name and title of the signing officer under his signature.